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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                            ---------------
                            Amendment No. 9
                                  to
                            Schedule 14D-1
                        Tender Offer Statement
  Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                  and
                             Statement on
                             Schedule 13D
               Under the Securities Exchange Act of 1934
                            ---------------
                              Big B, Inc.
                       (Name of Subject Company)
                            ---------------
                         RDS Acquisition Inc.
                           Revco D.S., Inc.
                               (Bidders)
                            ---------------

               Common Stock, Par Value $0.001 Per Share
       (Including the Associated Common Stock Purchase Rights)
                    (Title of Class of Securities)
                              0888917106
                           (CUSIP Number of
                        Classes of Securities)

                            ---------------
                          Jack A. Staph, Esq.
         Senior Vice President, Secretary and General Counsel
                           Revco D.S., Inc.
                        1925 Enterprise Parkway
                          Twinsburg, OH 44087
                            (216) 487-1667
     (Name, Address and Telephone Number of Persons Authorized to
       Receive Notices and Communications on Behalf of Bidders)

                               Copy to:
                          Richard Hall, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                     New York, New York 10019-7475
                            (212) 474-1293

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


          RDS Acquisition Inc. (the "Purchaser") and Revco D.S., Inc. ("Parent") hereby amend and supplement their Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on September 10, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated common stock purchase rights, of Big B, Inc., an Alabama corporation (the "Company"), as set forth in this Amendment No. 9. Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1.


          Item 4. Source and Amount or Funds or Other Consideration.

          (a) and (b) On September 9, 1996, the parties to the Credit Agreement entered into Amendment No. 1 to the Credit Agreement, which makes certain technical amendments desirable in connection with the making of the Offer and the Proposed Merger.

          Item 11. Material to be Filed as Exhibits

          (b)(2) Amendment No. 1 dated as of September 9, 1996, to the Amended and Restated Credit Agreement dated as of July 27, 1995, among Parent, Banque Paribas and Bank of America Illinois, as managing agents, Bank of America National Trust and Savings Association, as adminstrative agent, and the syndicate of lenders thereto.

                              SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 is true, complete and correct.

Dated:  October 11, 1996

                                    REVCO D.S., INC.,

                                      by /s/ Jack A. Staph
                                         --------------------------
                                         Name:  Jack A. Staph
                                         Title: Senior Vice President,
                                                Secretary and General
                                                Counsel


                                    RDS ACQUISITION INC.,

                                      by /s/ Jack A. Staph
                                         --------------------------
                                         Name:  Jack A. Staph
                                         Title: Vice President and
                                                Secretary



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                            Exhibit Index


                                                            Page

Exhibit (b)(2)     Amendment No. 1 dated as of
                   September 9, 1996, to the
                   Amended and Restated Credit
                   Agreement dated as of July
                   27, 1995, among Parent, Banque
                   Paribas and Bank of America
                   Illinois, as managing agents,
                   Bank of America National Trust
                   and Savings Association, as
                   adminstrative agent, and the
                   syndicate of lenders thereto.